UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves payment of remuneration to shareholders

—

Rio de Janeiro, August 4, 2021 – Petróleo Brasileiro S.A – Petrobras informs that its Board of Directors, at a meeting held today, approved the payment of two advance payments of remuneration to shareholders for fiscal year 2021, in the total gross amount of R$ 31.6 billion (about US$ 6 billion).

These extraordinary payments consider Petrobras' expected results and cash generation for 2021, being compatible with the company's financial sustainability, without compromising its trajectory of debt reduction and liquidity, in line with the principles of the Dividend Policy.

The payments will be distributed as follows:

1st installment

Total value: R$ 21 billion

Gross value per common and preferred share: R$ 1.609911 per share

Record date: the record date for owners of Petrobras shares traded on B3 will be August 16, 2021 and for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be August 18, 2021. Petrobras shares will trade ex-dividends on the B3 and NYSE as of August 17, 2021.

Payment date: for holders of Petrobras shares traded on B3 payment will be made on August 25, 2021. ADR holders will receive the payment on September 1, 2021.

Form of distribution: Dividends

2nd installment

Total value: R$ 10.6 billion

Gross value per common and preferred share: R$ 0.812622 per share

Record date: the record date for owners of Petrobras shares traded on B3 will be December 1, 2021, and the record date for ADR holders will be December 3, 2021. Petrobras shares will be traded ex-dividends on B3 and NYSE as of December 2, 2021.

Payment date: for holders of Petrobras shares traded on B3 payment will be made on December 15, 2021. ADR holders will receive the payment on December 22, 2021.

Form of distribution: Petrobras will declare and communicate the form of distribution (dividends and/or interest on equity) prior to the record date.

The amounts paid in advance to shareholders as dividends or interest on equity, readjusted by the Selic rate from the payment date until the end of the year, will be discounted from the mandatory minimum dividends, including the minimum dividend owed to preferred shares.

Petrobras' Dividend Policy can be accessed on the company's website (http://www.petrobras.com.br/ri ).

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer